Exhibit (a)(5)(3)

STATE OF MICHIGAN

IN THE 17TH JUDICIAL CIRCUIT COURT OF KENT COUNTY

BALANCED BETA FUND
on behalf of itself and all other similarly situated,	No. 12-03719 – CBB

Plaintiff,	Hon. CHRISTOPHER P. YATES
(P-41017)
vs.
Jury Trial Demanded

JOHN E. UTLEY, GIDEON ARGOV, THOMAS J. VACCHIANO JR., DANIEL M. FRIEDBERG, DAVID A. ECKERT, PETER FRIEDER JR., MARK D WEISHAAR, COLIN M. FARMER, BRADLEY J COPPENS III, X-RITE INCORPORATED, DANAHER CORPORATION, TERMESSOS ACQUISITION CORP.,

OEPX, LLC, SAGARD CAPITAL PARTNERS, L.P., TINICUM LANTERN II, L.L.C., TINICUM CAPITAL PARTNERS II, L.P., TINICUM CAPITAL PARTNERS II PARALELL FUND L.P. and TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

Defendants.
STEPHEN F. WASINGER PLC Counsel for Plaintiff Stephen Wasinger (P25963) 32121 Woodward Ave, Ste 300 Royal Oak, MI 48073 Direct: (248) 544-7097 Main: (248) 544-1500 Fax: (248) 479-0391 sfw@sfwlaw.com

SPECIALIZED BUSINESS DOCKET REQUESTED

STATE OF MICHIGAN

IN THE 17TH JUDICIAL CIRCUIT COURT OF KENT COUNTY

BALANCED BETA FUND
on behalf of itself and all other similarly situated,	No.12-03719-CBB

Plaintiff,	Hon. CHRISTOPHER P. YATES
(P-41017)
vs.
Jury Trial Demanded

JOHN E. UTLEY, GIDEON ARGOV, THOMAS J. VACCHIANO JR., DANIEL M. FRIEDBERG, DAVID A. ECKERT, PETER FRIEDER JR., MARK D WEISHAAR, COLIN M. FARMER, BRADLEY J COPPENS III, X-RITE INCORPORATED,

DANAHER CORPORATION, TERMESSOS ACQUISITION CORP., OEPX, LLC, SAGARD CAPITAL PARTNERS, L.P.,TINICUM LANTERN II, L.L.C., TINICUM CAPITAL PARTNERS II, L.P., TINICUM CAPITAL PARTNERS II PARALELL FUND L.P. and TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

Defendants.
STEPHEN F. WASINGER PLC Counsel for Plaintiff Stephen Wasinger (P25963) 32121 Woodward Ave, Ste 300 Royal Oak, MI 48073 Direct: (248) 544-7097 Main: (248) 544-1500 Fax: (248) 479-0391 sfw@sfwlaw.com

There is no other pending or resolved civil action arising

out of the transaction or occurrence alleged in the complaint.

/s/ Stephen Wasinger
Stephen Wasinger (P25963)

CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources as follows:

NATURE OF THE ACTION

1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of X-Rite Incorporated (“X-Rite” or the “Company”) common stock against X-Rite, X-rite’s directors, Danaher Corporation (“Danaher”) and Danaher’s wholly owned subsidiary Termessos Acquisition Corp, (“Termessos”), as well as X-Rite’s controlling shareholders OEPX, LLC (“OPEX”), Sagard Capital Partners, L.P. (“Sagard”), Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C.and Tinicum Lantern II, L.L.C. (the three Tinicum entities are collectively referred to as “Tinicum”) (OPEX, Sagard and Tinicum are cumulatively referred to herein as the “Principal Shareholders”).

2. The Action challenges Defendants’ actions in causing the Company to enter into an agreement (the “Sale Agreement”) pursuant to which Danaher’s affiliate, Termessos, will purchase all of the issued and outstanding shares of the Company’s common stock for $5.55 per share in cash (the “Tender Offer”) in a transaction which resulted from a coercive process and which protects and advances the interests of the members of X-Rite’s board of directors (the “Board”) and the Principal Shareholders at the expense of Plaintiff and X-Rite’s other minority public shareholders. Specifically, as alleged in greater detail below, the Company’s Principal Shareholders (who collectively own approximately 68% of the Company’s stock), aided by members of the Board who were motivated by the extensive personal compensation that they would not otherwise receive at this time absent a sale of the Company, used their control of the Company and its directors to cause the Company to enter the Sale Agreement for their own personal financial interests as alleged in detail below. Their conflicts of interest caused the Company’s directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that a sale of the Company at this time is in the best interest of X-Rite and its public shareholders.

3. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and the other public shareholders of X-Rite in conjunction with the Sale Agreement and the Tender Offer in the Recommendation Statement that X-Rite’s directors caused to be filed with the SEC and mailed to X-Rite’s shareholders on or about April 17, 2012 in connection with recommending that Plaintiff and the Company’s other public shareholders tender their shares pursuant to the Tender Offer (the “Recommendation Statement”).

JURISDICTION

4. This Court has jurisdiction over this action because the improper conduct related to Defendants’ unlawful efforts occurred in and emanated from Michigan. Moreover, as alleged in more detail infra, this Court has jurisdiction over each of the Defendants because they conduct business in, reside in, or are citizens of Michigan.

5. This Court has jurisdiction under MCL 600.601 and 605. Venue is proper in this Court pursuant to MCL 600.1621 and 1627 since X-Rite’s principal place of business is located in this County, and the Defendants’ wrongful acts arose or were principally performed in this County.

6. This action challenges the internal affairs or governance of X-Rite and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

7. Plaintiff Balanced Beta Fund is the owner of shares of X-Rite common stock and has continuously owned such shares since on or about July 20, 2011.

8. Defendant X-Rite is a Michigan corporation headquartered at 4300 44th Street, S.E., Grand Rapids, Michigan 49512. X-Rite provides precision measurement devices, systems, and processes for a wide variety of color-critical applications. The Company’s products are for use in the graphic arts, retail and industrial markets. X-Rite maintains offices in the United States, Germany, England, Hong Kong, the Czech Republic, France, and Japan. The Company’s common stock trades on the NASDAQ stock exchange under the ticker “XRIT.” This Court has jurisdiction over X-Rite because the Company is incorporated and headquartered in Michigan and because many of the actions challenged in this complaint occurred in, or were directed at, this State.

9. Defendant Thomas J. Vacchiano Jr. (“Vacchiano”) has served as President, Chief Executive Officer (“CEO”) and director of the Company since October 1, 2006. In connection with consummation of the Sale Agreement he is entitled to receive: (i) a cash payment of $1,585,763 for his accelerated equity awards; (ii) a cash severance payment of $1,545,000.00; (iii) continuation of his medical and dental benefits, valued at $18,348.00; (iv) an estimated tax gross-up payment of $1,132,726.00; and (v) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Vacchiano because X-Rite is headquartered in Michigan and because many of Vacchiano’s actions challenged in this Complaint occurred in, or were directed at, this State.

10. Defendant Bradley J Coppens III (“Coppens”) has served as a director on the Company’s Board since 2010. Coppens’ original nomination to serve on the Board was at the request of OEPX under the terms of the recapitalization of the Company in October 2008. Coppens is a Managing Director of OEP Holding Corporation. In connection with consummation of the Sale

Agreement Coppens is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Coppens because X-Rite is headquartered in Michigan and because many of Coppens’ actions challenged in this Complaint occurred in, or were directed at, this State.

11. Defendant Colin M. Farmer (“Farmer”) has served as a director on the Company’s Board since 2008. Farmer’s original nomination to serve on the Board was at the request of OEPX under the terms of the recapitalization of the Company in October 2008. In connection with consummation of the Sale Agreement Farmer is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Farmer because X-Rite is headquartered in Michigan and because many of Farmer’s actions challenged in this Complaint occurred in, or were directed at, this State.

12. Defendant David A. Eckert (“Eckert”) has served as a director on the Company’s Board since 2008. Eckert’s original nomination to serve on the Board was at the request of OEPX under the terms of the recapitalization of the Company in October 2008. In connection with consummation of the Sale Agreement Eckert is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Eckert because X-Rite is headquartered in Michigan and because many of Eckert’s actions challenged in this Complaint occurred in, or were directed at, this State.

13. Defendant Daniel M. Friedberg (“Friedberg”) has served as a director of the Company since 2008. Friedberg’s original nomination to serve on the Board was at the request of

Sagard under the terms of the recapitalization of the Company in October 2008. In connection with consummation of the Sale Agreement Friedberg is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Friedberg because X-Rite is headquartered in Michigan and because many of Friedberg’s actions challenged in this Complaint occurred in, or were directed at, this State.

14. Defendant John E. Utley (“Utley”) has served as Chairman of the Company’s Board since 2003. In connection with consummation of the Sale Agreement Utley is entitled to receive: (i) a cash payment of $61,827.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Utley because X-Rite is headquartered in Michigan and because many of Utley’s actions challenged in this Complaint occurred in, or were directed at, this State.

15. Defendant Gideon Argov (“Argov”) has served as a director on the Company’s Board since 2006. In connection with consummation of the Sale Agreement Argov is entitled to receive: (i) a cash payment of $40,462.00 for-his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement This Court has jurisdiction over Argov because X-Rite is headquartered in Michigan and because many of Argov’s actions challenged in this Complaint occurred in, or were directed at, this State.

16. Defendant Peter Frieder Jr. (“Frieder”) has served as a director of the Company since 2003. In connection with consummation of the Sale Agreement Frieder is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement.

This Court has jurisdiction over Frieder because X-Rite is headquartered in Michigan and because many of Frieder’s actions challenged in this Complaint occurred in, or were directed at, this State.

17. Defendant Mark D. Weishaar (“Weishaar”) has served as a director of the Company since 2003. In connection with consummation of the Sale Agreement Weishaar is entitled to receive: (i) a cash payment of $40,462.00 for his accelerated equity awards; and (ii) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Weishaar because X-Rite is headquartered in Michigan and because many of Weishaar’s actions challenged in this Complaint occurred in, or were directed at, this State.

18. Defendant Danaher is a Delaware corporation headquartered at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701. Danaher designs, manufactures and markets professional, medical, industrial and commercial products and services. Danaher’s business consists of five segments: Test & Measurement; Environmental; Life Sciences & Diagnostics; Dental; and Industrial Technologies. This Court has jurisdiction over Danaher because many of Danaher’s actions challenged in this Company occurred in, or were directed at this State.

19. Defendant Termessos is a Michigan corporation and wholly-owned subsidiary of Danaher, created for the sole purpose of facilitating consummation of the Tender Offer and Sale Agreement. This court has jurisdiction over Termessos because its actions challenged in this complaint occurred in, or were directed at, this State. Hereinafter, “Danaher” will be used to referred to Danaher Communications, Inc. and Termessos interchangeably. This Court has jurisdiction over Termessos because many of Termessos’ actions challenged in this Company occurred in, or were directed at this State.

20. Defendant OEPX and its affiliates own approximately 38.8% of the Company’s common stock. This Court has jurisdiction over OEPX because many of OEPX’s actions challenged in this Complaint occurred in, or were directed at, this State.

21. Defendant Sagard owns approximately 15.5% of the Company’s common stock. This Court has jurisdiction over Sagard because many of Sagard’s actions challenged in this Complaint occurred in, or were directed at, this State.

22. Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. are collectively referred to herein as “Tinicum.” Defendant Tinicum owns approximately 13.6% of the Company’s common stock. This Court has jurisdiction over Tinicum because many of Tinicum’s actions challenged in this Complaint occurred in, or were directed at, this State.

23. The nine individuals listed in paragraphs 9 through 17 are hereinafter collectively known as the “Individual Defendants.”

24. Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of X-Rite. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Under MCL §§ 450.1541a and 450.1545a and applicable common law, the directors of a publicly held company such as X-Rite have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, and are liable to shareholders for breaches thereof. They are required to discharge such duties as directors in good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

26. As alleged in detail below, the Individual Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to X-Rite’s public shareholders by acting to cause or facilitate the Tender Offer and Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Principal Shareholders and the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

27. Because the Individual Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

28. Moreover, as alleged in detail infra, the Individual Defendants are interested in the Tender Offer and Sale Agreement and are not entitled to protection under MCL 450.1545a because they will be unable to demonstrate: (a) that the Tender Offer and Sale Agreement were fair to the Company at the time entered into, (b) that the Tender Offer and Sale Agreement were approved by independent directors, or (c) that the Sale Tender Offer and Sale Agreement were approved by a majority of uninterested shareholders.

29. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on or about April 17, 2012, the Individual Defendants caused a Recommendation Statement (the “Recommendation Statement”) to be filed with the SEC and mailed to Plaintiff and X-Rite’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Individual Defendants have failed to disclose material information regarding: (i) the conflicts of interest of the financial advisor, Centerview Partners LLC (“Centerview”) (ii) the purported sale process that the Individual Defendants engaged in prior to entering into the Sale Agreement, and (iii) details of the analyses underlying the opinion prepared by Centerview that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”)—all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action as a class action pursuant to MCR 3.501 on behalf of itself and all other shareholders of the Company except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

31. The members of the Class are so numerous that separate joinder of each member is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of March 20, 2012 X-Rite had more than 86 million shares of common stock outstanding.

32. Plaintiff’s claims raise questions of law or fact common to the claims of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a) the Defendants have and are breaching their fiduciary duties to the detriment of X-Rite shareholders;

(b) Plaintiff and the Class are entitled to an injunction and other equitable relief; and

(c) Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

33. Plaintiff’s claim is typical of the claim of each member of the Class

34. Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

35. A class action is superior to other available methods of adjudication in promoting the convenient administration of justice because the prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class would confront the party opposing the class with incompatible standards of conduct. Further, adjudications with respect to individual members of the class would as a practical matter be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Given the nature of the claims, final equitable or declaratory relief might be appropriate with respect to the class. The action will be easily manageable as a class action. Further, in view of the complexity of the issues or the expense of litigation the separate claims of individual class members are insufficient in amount to support separate actions. In addition, it is probable that the amount which may be recovered by individual class members will be large enough in relation to the expense and effort of administering the action to justify a class action. Members of the class do not have a significant interest in controlling the prosecution or defense of separate actions.

A. The Principal Shareholders Control X-Rite And Its Directors.

36. X-Rite and its Board are dominated and controlled by the Principal Shareholders. In this regard, the Company’s most recent report on Form 10K, filed with the SEC on or about March 15, 2012, acknowledges the control asserted by the Principal Shareholders as follows:

Because a limited number of stockholders control the majority of the voting power of our common stock, our other stockholders will not be able to determine the outcome of stockholder votes.

As of December 31, 2011, affiliates of OEPX, LLC, Sagard Capital Partners, LP. and Tinicum Lantern II, L.L.C., directly or indirectly, beneficially own and have the ability to exercise voting control over, in the aggregate, approximately 67.8 percent of our outstanding common stock. As a result, these stockholders are able to exercise significant control over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions. These stockholders may exercise this control even if they are opposed by our other stockholders. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

(emphasis added).

37. Thus, the Principal Shareholders have sufficient voting power to elect the Company’s Board and to drastically influence all corporate activities including mergers, proxy contests, tender offers or other purchases of the Company’s common stock that could give X-Rite’s stockholders the opportunity to realize a premium over the then prevailing market price for their shares of the Company’s common stock. In fact, the Principal Shareholders’ influence and control over the Board is evident by the election of Defendants Coppens, Eckert, Farmer and Friedberg. In

this regard, as disclosed in the Company’s public filings, Defendants Coppens, Eckert and Farmer were initially nominated to serve on the Company’s Board at the request of OEPX. Similarly, Defendant Friedberg’s original nomination to serve on the Board was at the request of Sagard and Tinicum has an observer on the Company Board.

38. As a result of their large blocks of X-Rite shares, the Principal Shareholders cannot efficiently sell their interests in the Company on the open market. Therefore, the only viable option for them to monetize their investments in the Company appears to be to effect a sale of the entire Company. In fact, the Recommendation Statement discloses that, in the late summer of 2011, representatives of the Company’s Principal Shareholders expressed a desire to consider opportunities for increasing liquidity for their investment—something that served their own personal interests and that, as noted, cannot be achieved absent a sale of the entire Company.

39. Further, in disposing of their shares in public companies, investment funds such as those comprising the Principal Shareholders are often not motivated by the same desires as ordinary shareholders. Rather, investments funds, who are sophisticated and knowledgeable market players, can be motivated by the desire to use the funds currently invested for other more lucrative purposes or their own internal analyses and sophisticated financial modeling projecting, inter alia, that the rate of return they would receive at a particular price would be satisfactory. Therefore, it is inaccurate to say that the interests of sophisticated investment funds such as the Principal Shareholders are aligned with that of the Company’s public minority shareholders.

B. X-Rite is a Strong Company with the Potential for Greater Growth

40. X-Rite’s financial results demonstrate that the Company is strong with the potential for greater future growth. For example, in a Company press release dated May 5, 2011, discussing

X-Rite’s financial results for the first quarter of 2011, the Company’s President and CEO, Defendant Vacchiano, stated the following:

I am pleased to report that we have continued our strong 2010 financial performance into the first quarter of 2011. We believe these results reflect the value our customers see in XRite’s innovative portfolio of products and services. An example of this is the recently released il Professional Color Management product line. This includes the groundbreaking ilProfiler software technology designed to provide the power and control needed to create the highest quality color profiles, regardless of a user’s skill level, along with the new PANTONE(R) Color Manager software.

(emphasis added).

41. The Company’s financial success continued in the second quarter of 2011. In this regard, a press release dated August 4, 2011 stated the following:

The Company reported a net sales increase of $7.5 million, or 13.1 percent, for the second quarter 2011 as compared to the second quarter 2010. All major lines of business reported growth in the quarter. The Industrial, Support Services, and Standards product lines led the quarter with 19.4, 17.5 and 16.5 percent growth over the prior year quarter results, respectively. The strong growth by the Industrial product line was supported by the increasing success of the Company’s multi-angle product portfolio. The Standards product line growth was driven by the recently released Pantone FASHION + HOME system extension. On a regional basis, after adjusting for foreign exchange, the strongest operational growth in the quarter was in Asia Pacific, followed by growth in Europe and a nominal increase in the Americas. Excluding the impact of positive changes in foreign exchange rates due to a weakening U.S. Dollar, net sales increased by $3.9 million or 6.8 percent on a quarter over quarter basis.

Thomas J. Vacchiano Jr., the Company’s Chief Executive Officer, stated, “The Company continues to report healthy year over year growth. It is particularly satisfying to see investments for growth in new products and an expanding Asia Pacific presence yield such positive results.”

(emphasis added).

42. Indeed, despite recent obstacles created by global economic issues in the end of 2011, X-Rite had a financially successful year. In this regard, the Company announced the following in a press release dated March 13, 2012:

Thomas J. Vacchiano Jr., the Company’s Chief Executive Officer, stated, “With the mixed global economic conditions we experienced in the fourth quarter it was positive to see year over year sales gains from our new product launches and Asia Pacific expansion. For the full year, X-Rite continued to produce strong cash flows and improve our overall financial strength, including further deleveraging our balance sheet and significantly increasing our net income and earnings per share. As the clear market leader, we will continue to make the investments in new products and technology that should leave us well positioned to drive new sales growth as the global economy recovers.”

The Company’s operating expenses were reduced from the fourth quarter 2010 by $1.8 million, or 7.1 percent. Increased spending on strategic initiatives, such as Asia Pacific expansion, and the negative effect of exchange rates on operating expenses were offset by other cost reductions. Operating income as a percent of net sales improved to 17.2 percent for the fourth quarter 2011, compared to 15.1 percent for the fourth quarter 2010.

Including a net tax benefit of $36.5 million related to releasing $47.2 million of tax valuation allowances, the Company reported fourth quarter net income of $44.9 million, or $0.51 per diluted share, an increase of $40.9 million, or $0.46 per diluted share, from the fourth quarter of 2010. The Company began to record a valuation allowance against United States deferred tax assets in the fourth quarter of 2007. The release of a significant portion of this valuation allowance in the quarter reflects the recent trend of the Company’s profitability driven by the improved operational performance and the refinancing completed in the first quarter of 2011.

For the year ended December 31, 2011, the Company generated $35.5 million of cash flows before financing activities. The Company used this cash flow to reduce its total debt in 2011 from $183.6 million to $149.8 million, or by $33.8 million, including the redemption of the mandatorily redeemable preferred stock. Rajesh K. Shah, X-Rite’s Chief Financial Officer, commented, “The Company’s financial performance in 2011 reflects our ability and commitment to consistently maintain high levels of profitability and cash flows. We remain focused on using our strong operating cash flow in a balanced manner to support growth while continuing to pay down debt”

Vacchiano concluded, “We are encouraged by the continued strong market acceptance of our new product releases and positive financial returns from our strategic investments. Global economic softness which was evident at the end of 2011 continued through the start of 2012. While these conditions are estimated to result in a low single digit decrease in our first quarter 2012 revenues as compared to the first quarter of 2011, we have seen strengthening as we have moved through the quarter. With the successful launch of PantoneLive in March, additional planned new product launches over the course of 2012 and ongoing gains from our key strategic initiatives, we are optimistic about the Company’s overall growth potential and financial performance for the full year.”

(emphasis added).

C.	The Principal Shareholders Used Their Control of the Company and Its Directors to Cause X-Rite to Agree to Be Purchased Pursuant to a Coercive and Inadequate Process and For Insufficient Consideration.

43. Despite the Company’s potential for future growth, and in an effort to liquidate their large interests in the Company, the Principal Shareholders used their control of the Company and its Board to cause X-Rite to announce on April 10, 2012 that it had agreed to be sold to Danaher pursuant to an inadequate sale process and for insufficient consideration. In this regard, the Sale Agreement was the result of a coercive process controlled from beginning to end by the Principal Shareholders.

44. In fact, the sale process was set in motion in the late summer of 2011, when representatives of the Principal Shareholders expressed their desire for the Board to find a way for them to liquidate their interests in the Company. The Board then proceeded to hire a conflicted financial advisor, Centerview, to lead the sale process. The team of bankers working for X-Rite was lead by David Cohen, a former director of the Company and former employee of One Equity Partners, an affiliate of OEPX. Despite knowledge of these conflicts, the Board—controlled by the Principal Shareholders—nonetheless hired Centerview as the Company’s financial advisor on November 7, 2011.

45. Further compounding Centerview’s conflicts of interest, the Board agreed to pay Centerview a transaction fee of approximately $8.9 million, $7.9 million of which is contingent upon consummation of the Tender Offer and Sale Agreement. In addition, the Company, in its sole discretion, may pay Centerview an additional fee of up to approximately $1.3 million, payable concurrent with the payment of the transaction fee.

46. The Principal Shareholders have further ensured the success of the Tender Offer and Sale Agreement by entering into tender and support agreements promising to tender a proportionate number of shares by each shareholder to constitute 40% of X-Rite’s common stock. Additionally, the Principal Shareholders have stated their intention to tender all of their shares of X-Rite common stock—constituting approximately 68% of the Company’s outstanding shares of common stock.

47. Moreover, notwithstanding the Individual Defendants’ failure to conduct an adequate sale process, they further sought to deter other potential buyers and to coerce public shareholders into tendering their shares of the Company by agreeing to the following draconian and coercive deal protection devices:

•

A “Top-Up Option” which grants Danaher an option to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause Danaher to own one share more than 90% of the total outstanding shares of the Company, thus enabling Danaher to effect a short-form merger without a shareholder vote or any further action by the stockholders of X-Rite.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	A Termination Fee which obligates the Company to pay Danaher a termination fee of $16.6 million under certain circumstances.

•	The Tender Offer and Support Agreements pursuant to which the

Principal Shareholders agreed to tender a proportionate number of the shares held by such shareholder and its affiliates such that the number of shares committed equals approximately 40% of X-Rite’s total outstanding shares. Further, the Principal Shareholders have also stated their intent to tender all of their shares, which accounts for 68% of the Company’s outstanding common shares—thus, effectively signaling to other buyers their preference to sell the Company to Danaher.

D.	All of X-Rite’s Directors Will Receive Extensive Personal Benefits That They Would Not Otherwise Receive At this Time Absent The Sale Agreement

48. The members of X-Rite’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.

a. Payments to the Individual Defendants for their Accelerated Equity Awards. In connection with consummation of the Tender Offer and Sale Agreement, all of the Individual Defendants will receive cash payments as set forth below for their accelerated equity awards.

Director	Value of Accelerated Equity
Thomas J. Vacchiano	$1,585,763
John E. Utley	$61,827.00
Gideon Argov	$40,462.00
Bradley J. Coppens	$40,462.00
David A. Eckert	$40,462.00
Colin M. Farmer	$40,462.00
Daniel M. Friedberg	$40,462.00
L. Peter Frieder	$40,462.00
Mark D. Weishaar	$40,462.00

b. Golden Parachute Payments to Defendant Vacchiano. Pursuant to the terms of his employment agreement, upon consummation of the Tender Offer and Sale Agreement,

Defendant Vacchiano will be entitled to receive the following benefits and payments upon a qualifying change of control:

	Estimated Value of Cash Severance Payment	Estimated Value of Acceleration of Equity	Estimate Value of Benefit Plan Continuation	Estimated Tax Gross- Up payments	Total value of Payments upon change of control
Thomas J. Vacchiano	$1,545,000.00	$1,585,763.00	$18,348.00	$1,132,726.00	$4,281,837.00

c. Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time—thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

49. Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to deciding whether to sell the Company at all, and thus with regard to the Sale Agreement and Tender Offer.

E.	The Materially Misleading and/or Incomplete Recommendation Statement

50. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, on or about April 17, 2012, the Individual Defendants caused X-Rite to file a Recommendation Statement with the SEC, and distribute the same to X-Rite’s public shareholders, in connection with recommending that shareholders tender their shares. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)

According to the Recommendation Statement, David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of the Company and a former employee of One Equity Partners, an affiliate of OEPX, the

Company’s largest shareholder. While Mr. Cohen has no direct ownership in the Company, he has an economic interest in the Company through affiliates of One Equity Partners. The Recommendation Statement is deficient because it fails to disclose (a) the value of Mr. Cohen’s economic interest in the Company through affiliates of One Equity Partners and (b) to the extent that Mr. Cohen has economic interests in any of the entities comprising the Company’s Principal Shareholders or their affiliates, the value of those interests.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

(ii)	According to the Recommendation Statement, on March 19, 2012, Mr. William “Dan” Daniels, Danaher’s Executive Vice President, and Mr. Vacchiano spoke telephonically about, among other things, the strategic fit of the two businesses and the potential benefits to the Company’s business of entering into a strategic transaction with Danaher. Messrs. Daniel and Vacchiano held a similar discussion at a meeting in Wood Dale, Illinois on April 2, 2012. On neither occasion did Messrs. Daniel and Vacchiano discuss with each other the terms of any potential acquisition or any potential employment arrangements between Danaher and management of the Company. The Recommendation Statement is deficient because it fails to disclose whether (a) Danaher plans to retain management, and (b) if Danaher does plan to retain management, if and when discussions regarding such potential employment arrangements occurred.

This information is material to X-Rite’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of X-Rite’s public shareholders and to put the interests of these shareholders before their own.

(iii)	According to the Recommendation Statement, Centerview and the Company Board discussed that Danaher would likely be an interested party due to the potential synergies in certain sectors of its businesses and the prior interest Danaher had expressed in acquiring the Company. The Recommendation Statement is deficient because it fails to disclose (a) the anticipated value of these synergies, and (b) the impact of such synergies on price negotiations.

This information is material to X-Rite’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of X-Rite’s public shareholders and to put the interests of these shareholders before their own.

(iv)	According to the Recommendation Statement, in the late summer of 2011, the Company received an informal, unsolicited inquiry from a strategic company that was interested in exploring a possible strategic transaction with the Company. The Recommendation Statement is deficient because it fails to disclose if this company was one of the potential acquirors contacted by Centerview during the sale process.

This information is material to X-Rite’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of X-Rite’s public shareholders and to put the interests of these shareholders before their own.

(v)	According to the Recommendation Statement, for its Selected Precedent Transactions Analysis, for each of the selected transactions, Centerview calculated and compared transaction value as a multiple of last-twelve months, or L1M, EBITDA excluding one-time expenses and non-recurring charges. This analysis indicated a minimum multiple of transaction value to LTM EBITDA of 7.6x and a maximum multiple of transaction value to LTM EBITDA of 13.8x. Centerview then applied an illustrative range of multiples, based on Centerview’s experience and the financial characteristics of the Company as compared to the financial characteristics of the other companies in the selected transactions, to comparable financial data for the Company, which indicated an illustrative range of implied value per share. The Recommendation Statement is deficient because it fails to disclose (a) the date of each transaction reviewed for this analysis, (b) the multiple of transaction value to LTM EBITDA for each transaction, (c) the transaction value of each transaction, (d) the comparable financial data for the Company to which Centerview applied such multiples and (e) the average and median value implied by this analysis.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of X-Rite in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares in the Tender Offer-relies.

(vi)

According to the Recommendation Statement, for its Selected Companies Analysis Centerview calculated enterprise value for each of the selected companies reviewed for this analysis. Centerview then applied an illustrative range of multiples derived from the selected companies analysis to the Company’s actual calendar year 2011 EBITDA and estimated calendar year 2012 EBITDA based on the following three sets of financial forecasts: (i) the Moderate Growth Case, as set forth in the section entitled “Certain Company Projections,” (ii) the Management Presentation Case, as set forth in the section entitled “Certain Company Projections” and (iii) the estimate of the one Wall Street analyst covering the Company. The Recommendation Statement is deficient because it fails to disclose (a) the enterprise value for each of the selected companies as calculated by Centerview, (b) the Wall Street analyst estimates that Centerview reviewed for this analysis (the “Wall Street Estimates”), and (c) the rationale for reviewing the Wall Street Estimates for this analysis.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of X-Rite in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares in the Tender Offer-relies.

(vii)	According to the Recommendation Statement, Centerview performed a Discounted Cash Flow Analysis of the Company based on the Moderate Growth Case and the Management Presentation Case for fiscal years 2012 through 2016. Centerview calculated the forecasted unleveraged free cash flows of the Company based on each of the Moderate Growth Case and the Management Presentation Case. The Recommendation Statement is deficient because it fails to disclose (a) the forecasted unleveraged free cash flows of the Company based on each of the Moderate Growth Case and the Management Presentation Case as calculated by Centerview and (b) the line items used to calculate such unleveraged free cash flows.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of X-Rite in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares in the Tender Offer-relies.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF THE FIDUCIARY DUTIES OF

GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

51. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

52. By reason of the foregoing, pursuant to MCL 450.1541a, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Class members and/or aided and abetted in the breach of those fiduciary duties.

53. Defendants Coppens, Eckert, Farmer, Friedberg and the other Individual Defendants are further using their control of the Company, including their ability to influence all corporate activities, including mergers, proxy contests, tender offers or other purchases of the Company, to coerce Plaintiff and members of the Class to tender their shares pursuant to the Tender Offer.

54. Moreover, since all of the Individual Defendants are interested in the Tender Offer and Sale Agreement, they are obligated under MCL 450.1545a to demonstrate that the Tender Offer or Sale Agreement were either: (a) fair to the Company at the time entered into, (b) approved by a majority of independent directors, or (c) approved by a majority of disinterested shareholders. However, the Individual Defendants will be unable to demonstrate that any of these requirements has been met, therefore they are liable to Plaintiff and X-Rite’s other public shareholders for such breaches of their fiduciary duties.

55. As a result of these breaches of fiduciary duties, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLAIM FOR FAILURE TO DISCLOSE

(Against X-Rite, Danaher and the Individual Defendants)

56. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

57. Under applicable law, the Individual Defendants and X-Rite have a fiduciary duty to disclose all material facts in the Recommendation Statement in order to allow X-Rite’s shareholders to make an informed decision as to whether to tender their shares pursuant to the

Tender Offer. Further, Danaher has an obligation to disclose all material facts in the Tender Offer Statement in order to allow X-Rite’s shareholders to make an informed decision as to whether to tender their shares pursuant to the Tender Offer As alleged in detail above, the Individual Defendants have breached their fiduciary duties through materially inadequate disclosures and material omissions.

58. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTY

(Against the Principal Shareholders)

59. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

60. As alleged above, the Principal Shareholders collectively own approximately 68% of the Company’s outstanding common stock. Therefore, they occupy a fiduciary relationship to the minority shareholders from which springs a duty of fairness in dealing with the minority shareholders interests.

61. As also alleged above, the. Principal Shareholders used their control of the Company to dictate and control the sale process to achieve their own ends to the detriment of Plaintiff and X-Rite’s other minority shareholders.

FOURTH CAUSE OF ACTION

CLAIM FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

(Against Danaher)

62. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

63. The Individual Defendants owed Plaintiff and X-Rite’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual

Defendants breached these fiduciary duties. Danaher has aided and abetted, and is aiding and abetting, the Individual Defendants in the breaches of their fiduciary duties to the Plaintiff and the Company’s other public shareholders, and is also coercing Plaintiff and X-Rite’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of X-Rite, (b) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company by requiring the Company to agree to a No Solicitation Clause, (c) obligating the Company to pay a termination fee in order to accept a superior proposal to acquire the Company, (d) obligating the Principal Shareholders to enter into a tender and support agreements, and (e) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These “concessions” insisted upon by Danaher effectively coerce Plaintiff and X-Rite’s other public shareholders to tender their shares pursuant to the Tender Offer and preclude any other potential buyer from making a superior offer for the Company. Further, the proposed sale of X-Rite to Danaher could not take place without the knowing participation of Danaher.

64 As a result, Plaintiff and the Class have been and will be irreparably harmed absent injunctive relief from the Court.

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

A. determining that this action is a proper class action, and that Plaintiff is a proper class representative;

B. declaring that Defendants have breached their fiduciary duties to Plaintiff and the

Class and/or aided and abetted such breaches;

C. preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction pending trial or disclosure of the supplemental information sought herein;

D. awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

E. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

F. granting such other relief as the Court may find just and proper.

STEPHEN F. WASINGER PLC Counsel for Plaintiff

By:	/s/ Stephen Wasinger
Stephen Wasinger (P25963)

32121 Woodward Ave, Suite 300 Royal Oak, MI 48073 Direct: (248) 544-7097 Main: (248) 544-1500 Fax:(248) 479-0391

THE BRUALDI LAW FIRM
Richard Brualdi 29 Broadway, 24th Floor New York, NY 10006 Telephone: (212) 952-0602 Of Counsel

Dated: April 23, 2012

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